UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Highwoods Properties, Inc.
NAME OF ISSUER:

Common Stock, $0.01 par value per share
TITLE OF CLASS OF SECURITIES

431284108
CUSIP NUMBER

January 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No.: 431284108		Page 2 of 6 Pages

1.	Names of Reporting Persons Nomura Asset Management Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Tokyo, Japan
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	4,667,019
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	48,110
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,667,019
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.57% based on 71,080,090 shares outstanding as of October 26, 2009.
12.	Type of Reporting Person IA

 Page 3 of 6 Pages

Item 1 (a)	Name of Issuer:

Highwoods Properties, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3100 Smoketree Court, Suite 600, Raleigh, N.C. 27604

Item 2(a)	Name of Person Filing:

          This Statement is filed on behalf of Nomura Asset Management Co., Ltd. (“NAM”). This Statement relates to Shares (as defined herein) held for the accounts of US-REIT High Income Open Mother Fund (“US-REIT High Income Open Mother”), Nomura US-REIT Open Mother Fund (“Nomura US-REIT Open Mother”), US-REIT Mother Fund (“US-REIT Mother”), Global REIT Mother Fund (“Global REIT Mother”), Global REIT Open Mother Fund (“Global REIT Open Mother”), International REIT Index Mother Fund (“International REIT Index Mother”), Nomura Global REIT Mother Fund (“Nomura Global REIT Mother”) and World REIT Index Mother Fund (“World REIT Index Mother”).

          NAM serves as investment manager to each of the US-REIT High Income Open Mother, Nomura US-REIT Open Mother, US-REIT Mother, Global REIT Mother, Global REIT Open Mother, International REIT Index Mother, Nomura Global REIT Mother and World REIT Index Mother. In such capacity, NAM may be deemed to have voting and dispositive power over the Shares held for the accounts of each of the International REIT Index Mother and World REIT Index Mother and voting power only for the Shares held for the accounts of each of the US-REIT High Income Open Mother, Nomura US-REIT Open Mother, US-REIT Mother, Global REIT Mother, Global REIT Open Mother and Nomura Global REIT Mother.

Item 2(b)	Address of Principal Office or, if none, Residence:

The address of the principal office of NAM is 1-12-1, Nihonbashi, Chuo-ku, Tokyo, Japan 103-8260

Item 2(c)	Citizenship:

NAM is a Japanese corporation

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e)	CUSIP Number:

431284108

Item 3(e).	[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:

 Page 4 of 6 Pages

As of January 31, 2010, NAM may be deemed to be the beneficial owner of 4,667,019 Shares. This amount consists of: (1) 52,800 Shares held for the account of US-REIT High Income Open Mother, (2) 14,000 Shares held for the account of Nomura US-REIT Open Mother, (3) 755,609 Shares held for the account of US-REIT Mother, (4) 50,100 Shares held for the account of Global REIT Mother, (5) 1,584,100 Shares held for the account of Global REIT Open Mother, (6) 44,600 Shares held for the account of International REIT Index Mother, (7) 2,162,300 Shares held for the account of Nomura Global REIT Mother and (8) 3,510 Shares held for the account of World REIT Index Mother.

Item 4(b)	Percent of Class:

The number of Shares of which NAM may be deemed to be the beneficial owner of constitutes approximately 6.57% of the total number of Shares outstanding (based upon the information provided by the issuer in its most recently-filed quarterly report on Form 10-Q, there were 71,080,090 Shares outstanding as of October 26, 2009).

Item 4(c)	Number of Shares of which such person has:

(i) Sole power to vote or direct the vote:	4,667,019

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	48,110

(iv) Shared power to dispose or direct the disposition of:	0

Item 5	Ownership of 5% or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6	Ownership of More than 5% on Behalf of Another Person:

NAM retained Heitman Real Estate Securities LLC (“Heitman”) as a sub-investment adviser to each of the US-REIT High Income Open, Nomura US-REIT Open Mother and US-REIT Mother.  NAM retained ING Clarion Real Estate Securities, L.P. (“ING Clarion”) as a sub-investment adviser to each of the Global REIT Mother, Global REIT Open Mother and Nomura Global REIT Mother. NAM has given dispositive power to Heitman and ING Clarion and the right to receive the power to direct the receipt of dividends from, or proceeds from the sale of 822,409 and 3,796,500 Shares, respectively (approximately 1.16% and 5.34% respectively of the total number of Shares outstanding.)

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group:

This Item 9 is not applicable.

Page 5 of 6 Pages

Item 10	Certification:

           By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2010	NOMURA ASSET MANAGEMENT CO., LTD. By: /s/ Kenji Kitagawa Name: Kenji Kitagawa Title: Managing Director